[redacted]

13025776

SECURITI... ...ON

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden
hours per response...... 12.00

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 28 2013
WASH, D.C.
193

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

2013 AUG 28 PM 3:01
SEC / TM

SEC FILE NUMBER
8- 15943

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2012 (MM/DD/YY) AND ENDING June 30, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pennaluna & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

421 Sherman Avenue
(No. and Street)

Coeur d'Alene	ID	83814
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald B. Nicklas (208) 667-7472
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Magnuson, McHugh & Company, P.A.
(Name – *if individual, state last, first, middle name*)

2100 NW BLVD, Suite 400	Coeur d'Alene	ID	83815
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 9/27/17

OATH OR AFFIRMATION

I, Ronald B. Nicklas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pennaluna & Company, Inc., as of August 27, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres

Title

Notary Public

CHARYL A. RAGAN NOTARY PUBLIC STATE OF IDAHO

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PENNALUNA & COMPANY

FINANCIAL STATEMENT
JUNE 30, 2013

Pennaluna & Company
June 30, 2013

TABLE OF CONTENTS

FINANCIAL STATEMENTS

SUPPLEMENTARY INFORMATION

REPORT REQUIRED BY SEC RULE 17A-5

FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Stockholders'
Pennaluna & Company
421 Sherman Ave., Suite 203
Coeur d'Alene, ID 83814

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Pennaluna & Company as of June 30, 2013, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pennaluna & Company as of June 30, 2013, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Magnuson, McHugh & Company, P.A.

Magnuson, McHugh & Company, P.A.

August 23, 2013

2100 NW Blvd., Suite 400, Coeur d'Alene, ID 83814 mmcocpa.com // p 208-765-9500 // f 208-667-9174

Pennaluna & Company

STATEMENT OF FINANCIAL CONDITION
June 30, 2013

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 152,208
Accounts receivable	19,206
Income tax receivable	1,996
Prepaid expense	369
Securities owned at market value	420,893
Escrow account	5,885
Current portion of deferred tax asset	1,146
Total current assets	601,703
PROPERTY AND EQUIPMENT	
Furniture and equipment	119,472
Less accumulated depreciation	(114,093)
Total property and equipment	5,379
OTHER ASSETS	
Security deposit	500
Investments not readily marketable	500
Roboinvest technology	23,801
Goodwill	20,000
Deferred tax asset	22,471
Total other assets	67,272
Total assets	$ 674,354

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 62,927
Securities sold, not yet purchased	5,927
Total current liabilities	68,854
LONG-TERM LIABILITIES	
Total long-term liabilities	-
SHAREHOLDERS' EQUITY	
Capital stock, non-assessable, par value $1.00 per share, 100,000 shares authorized, 72,561 issued and outstanding	72,561
Additional paid in capital	813,606
Retained earnings	(119,717)
Less treasury stock - 1,923 shares at cost	(160,950)
Total shareholders' equity	605,500
Total liabilities and shareholders' equity	$ 674,354

The accompanying "Notes to the Financial Statement" are an integral part of this statement.

Pennaluna & Company

STATEMENT OF OPERATIONS
For the Year Ended June 30, 2013

INCOME	
Commissions	$ 753,420
Trading profits	599,425
Total income	1,352,845
EXPENSES	
Salaries, commissions and wages	837,933
Trading expenses	327,464
Professional and consultant fees	169,290
Quote service	158,434
Insurance	81,095
Payroll taxes	48,498
Telephone, fax, and internet service	46,010
Compliance and registration	37,520
Rent, lights, water, and garbage	33,198
Website development	28,161
Office expense	15,220
Advertising and promotion	11,823
Postage	11,238
Travel and entertainment	7,846
Maintenance and repairs	7,802
Subscriptions and dues	7,733
Penalties	5,500
Depreciation	3,267
Continuing education	2,565
Miscellaneous expense	968
Taxes and licenses	126
Total expenses	1,841,691
NET LOSS FROM OPERATIONS	(488,846)
OTHER INCOME (EXPENSE)	
Miscellaneous income	5,402
Interest expense	(9,014)
Interest income	36
Total other income (expense)	(3,576)
NET LOSS BEFORE INCOME TAXES	(492,422)
INCOME TAX BENEFIT	
Current	25,443
Deferred	23,826
NET LOSS	$ (443,153)

The accompanying "Notes to the Financial Statement" are an integral part of this statement.

Pennaluna & Company

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the Year Ended June 30, 2013

	Capital Stock	Additional Paid In Capital	Treasury Stock	Retained Earnings	Total
BALANCES, as of June 30, 2012	$ 50,782	$ 452,015	$ (144,480)	$ 323,436	$ 681,753
NET LOSS	-	-	-	(443,153)	(443,153)
OTHER CURRENT YEAR CHANGES:					
17,000 shares of common stock issued to acquire Roboinvest, Inc. at a Fair Value of $15/sh.	17,000	238,000	-	-	255,000
Employee stock compensation	1,000	14,000	-	-	15,000
Purchased 3,865 shares of Treasury Stock at $30/sh	-	-	(115,950)	-	(115,950)
Sale of 1,100 shares from Treasury	-	-	33,000	-	33,000
Exercise of options issued from Treasury	-	-	79,860	-	79,860
Reclass of shares from Treasury to Common	446	12,934	(13,380)	-	-
Sale of 3,333 shares of common stock	3,333	96,657	-	-	99,990
BALANCES, at June 30, 2013	$ 72,561	$ 813,606	$ (160,950)	$ (119,717)	$ 605,500

The accompanying "Notes to the Financial Statement" are an integral part of this statement.

Pennaluna & Company

STATEMENT OF CASH FLOWS
For the Year Ended June 30, 2013

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (443,153)
Adjustments to reconcile net income to net cash (used) by operating activities:	
Depreciation	3,267
Employee stock compensation	15,000
Change in deferred tax provision	(47,293)
Decrease in accounts receivable	9,105
Decrease in escrow deposit	4,616
Decrease in prepaid expenses	10,294
Decrease in inventory	157,663
(Decrease) in accounts payable and accrued expenses	(21,172)
Increase in income taxes payable	5,837
Net cash used by operating activities	(305,836)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of equipment	(2,040)
Net cash used by investing activities	(2,040)
CASH FLOWS FROM FINANCING ACTIVITIES	
Purchase of treasury stock	(115,950)
Sale of common stock	99,990
Proceeds from exercise of stock options	79,860
Sale of treasury stock	33,000
Common stock issued to acquire Roboinvest	231,199
Net cash provided by financing activities	328,099
NET INCREASE IN CASH	20,223
CASH, beginning of year	131,985
CASH, end of year	$ 152,208

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid for income taxes	$ 30
Cash paid for interest	$ 9,014

The accompanying "Notes to Financial Statements" are an integral part of this statement.

Pennaluna & Company

NOTES TO THE FINANCIAL STATEMENT
June 30, 2013

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations – Pennaluna & Company (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). Pennaluna & Company is an Idaho Corporation with operations located in Coeur d'Alene, Idaho and the surrounding area. Pennaluna & Company's customers are located primarily in Idaho and Washington. Pennaluna & Company utilizes a third party clearing house, National Financial Services, L.L.C., to handle all customer transactions as well as broker trades.

Depreciation – Depreciation is calculated using the straight-line method over the existing useful life.

Accounts Receivable – The Company identifies its bad debts using the specific identification method. Use of this method does not result in a material difference from the valuation method required by generally accepted accounting principles. Amounts due Pennaluna & Company are computed by and remitted through National Financial Services, L.L.C. There was no bad expense incurred during the year ended June 30, 2013.

Securities Owned and Sold, Not Yet Purchased – Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commissions income and expenses reported on a trade date basis. Securities owned and sold, not yet purchased, consist primarily of publicly traded stocks held for resale, and are valued at market, on a first-in, first-out basis. Market values of stocks are subject to volatility and may change significantly before the stock is sold. Unrealized losses of ($63,553) are included in income for the year ended June 30, 2013. Securities owned and sold, not yet purchased are in the physical custody of National Financial Services, L.L.C.

Advertising Costs – Advertising costs are expensed as incurred.

Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Equivalents – For reporting purposes the Company considers short-term investments (less than three months) to be cash equivalents.

Concentration of Credit Risk – The Company places its temporary cash investments with high quality financial institutions and, by policy, limits the amount of credit exposure to any one financial institution. At times, such investments may be in excess of the FDIC insurance limit.

Securities owned at Market Value – As a broker-dealer in securities, the Company holds purchased shares of stock in various companies as inventory to sell to customers at a later date. The securities held are initially recorded at cost and subsequently adjusted to reflect the market value as of the balance sheet date. Any unrealized gains or losses resulting from a change in market prices is reflected as an unrealized gain or loss in the accompanying statement of operations. Any realized gain or loss from sale of the securities is reflected in the statement of operations as trading profits or loss.

(Continued)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Goodwill and Intangible Assets – The cost of the investment in the purchased Company in excess of the underlying fair value of net assets at the date of acquisition was recorded as goodwill. Purchased goodwill in the amount of $30,500 was being amortized over 40 years. In June 2001, the Financial Accounting Standards Board approved for issuance Statement of Financial Accounting Standards No. 142 (SFAS 142), *Goodwill and Intangible Assets,* which revises the accounting for purchased goodwill and intangible assets. Under SFAS 142, goodwill and intangible assets with indefinite lives will no longer be amortized, but will be tested for impairment annually. SFAS 142 was effective for fiscal years beginning after December 15, 2001. Management does not believe goodwill is impaired at June 30, 2013.

Income Taxes – In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes, which prescribed a comprehensive model for how a company should measure, recognize, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. The Company adopted FIN 48 as of June 30, 2009 and, thereafter, recognizes the tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. There was no impact to the Company's financial statements as a result of the implementation of FIN 48.

Commissions – Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Investments not readily marketable – Investments not readily marketable represents restricted stock held at cost in the amount of $500 as of June 30, 2013.

NOTE 2: BUSINESS COMBINATION

On November 16, 2012 the Company entered into an Amended and Restated Corporate Combination Agreement with Roboinvest, Inc., a Delaware Corporation ("Roboinvest") and its majority shareholder. Under the agreement, Pennaluna agreed to issue 17,000 shares of common stock to the shareholders of Roboinvest in exchange for all of the shares of Roboinvest, whereby Pennaluna would acquire complete control and ownership of all Roboinvest shares. The date the shares were physically exchanged was December 26, 2012, which is the date that Pennaluna effectively obtained control of Roboinvest. Accordingly, the Company has used December 26, 2012 as the date of acquisition for purposes of determining the fair value of the shares issued and recording the fair value of the identifiable assets and liabilities assumed.

The Company acquired Roboinvest for the purposes of further developing and employing a unique technology with the desired effect of increasing trading volume and commissions by incorporating the Roboinvest technology into its online trading platform "Penn-Trade." Additionally, the transaction resulted in Pennaluna receiving approximately $232,000 in Roboinvest cash on hand as of the date of the acquisition which served to provide additional working capital for Pennaluna.

(Continued)

NOTE 2: BUSINESS COMBINATION (CONTINUED)

The acquisition of Roboinvest has been accounted for using the acquisition method. Assets acquired and liabilities assumed were recorded at their estimated fair values as of the acquisition date. The Company issued 17,000 shares of Pennaluna stock at an estimated fair value of $15 per share for a gross consideration of $255,000 and assumed cash of approximately $240,000, and assumed short term payables of approximately $8,000. The Company assigned an estimated fair value of approximately $24,000 to the sole identifiable intangible asset acquired, which was the Roboinvest technology. At the time of the acquisition, the technology being developed by Roboinvest had not yet been placed into operation. As of June 30, 2013 the Company is continuing to develop the technology and has not yet placed it into service. Accordingly, it has not yet assigned an estimated useful life for purposes of amortization. The purchase price allocation is as follows:

	Amount
Intangible asset- Roboinvest technology	$ 23,801
Total assets acquired	23,801
Accounts payable	(8,497)
Total liabilities assumed	(8,497)
Total allocation of purchase price consideration	$ 15,304

NOTE 3: INCOME TAXES

The Company accounts for income taxes in accordance with the authoritative guidance, which requires the use of the asset and liability method. Under this method, deferred income tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and the tax basis of assets and liabilities and are measured using the enacted tax rate expected to apply to taxable income in the years in which the differences are expected to be reversed.

As of June 30, 2013, the Company has recognized a net deferred tax asset to account for temporary differences between net income for financial reporting purposes and taxable net income or loss, as well as the tax effect of cumulative net operating losses sustained. The primary component of the net deferred tax asset as summarized below is attributable to the future tax benefit of offsetting future taxable income with accumulated net operating losses (NOL's).

The provision for income tax and the related asset and liability accounts at June 30, 2013 are summarized as follows:

Income Tax Provision

	Federal	State	Total
Income taxes include:			
Current income tax refund receivable	$ 1,279	$ 717	$ 1,996
Current deferred tax asset	768	378	1,146
Noncurrent deferred tax asset	15,055	7,416	22,471
Total tax asset	$17,102	$8,511	$25,613

(Continued)

NOTE 3: INCOME TAXES (CONTINUED)

The provision for income tax benefit (expense):

Current tax benefit	$ 25,443
Deferred tax benefit	23,826
Total	$ 49,269

The above deferred tax assets reflect a valuation allowance of approximately $71,000 against 75% of the deferred tax assets attributable to accumulated federal and state net operating loss carry forwards, as the Company's ability to realize these net operating losses against future taxable income is not fully certain due to expiration dates and the uncertainty of the Company's ability to generate sufficient future taxable income.

As of June 30, 2013, the Company has federal and state net operating loss carryforwards of approximately $411,000 and $408,000 respectively, expiring beginning 2033.

NOTE 4: STOCK OPTIONS

In connection with the business combination with Roboinvest, the Company issued stock options to the Roboinvest shareholders. The shares were not tied to any future employment or service conditions, nor were they "replacement" awards for Roboinvest options previously held by the shareholders. The options granted on December 19, 2012 were for an additional 16,500 shares of Pennaluna with an exercise price of $30/share. The options expired on March 18, 2013. The Company determined the fair value of the options as of the date of the grant using the Black-Scholes model. The fair value of the options at the date of the grant was determined to be zero, primarily due to the discrepancy between the $15 per share fair value of the Company's stock compared to the exercise price of the options, combined with the short-term exercise period of the options granted.

NOTE 5: SUBSEQUENT EVENTS DATE OF MANAGEMENT ELECTION

Management has evaluated subsequent events through August 23, 2013 the date on which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

Pennaluna & Company

SCHEDULE I - NET CAPITAL REQUIREMENTS
June 30, 2013

COMPUTATION OF NET CAPITAL:

Total equity	$ 605,500
Deduct:	
Total non-allowable assets	(82,247)
Haircuts	(92,818)
NET CAPITAL	$ 430,435

RECONCILIATION OF NET CAPITAL CALCULATION PER FOCUS REPORT TO ABOVE:

Net capital per focus report	$ 430,435
NET CAPITAL, per above	$ 430,435

CALCULATION OF MINIMUM NET CAPITAL REQUIREMENT:

Minimum net capital is computed as the greater of $100,000 or market makers at June 30, 2013.

Market makers at June 30, 2013 were $151,000. For the year ended June 30, 2013 the minimum net capital requirement is $151,000.

Pennaluna & Company

SCHEDULE II - SUPPORTING CALCULATIONS FOR NET CAPITAL REQUIREMENTS
June 30, 2013

	Allowable	Non-Allowable	Total
ASSETS			
Cash	$ 152,008	$ 200	$ 152,208
Accounts receivable - clearance account & other	19,206	-	19,206
Securities inventory	420,893	-	420,893
Income tax receivable	-	1,996	1,996
Prepaid expenses	-	369	369
Investments not readily marketable	-	500	500
Escrow account	-	5,885	5,885
Furniture and equipment - net	-	5,379	5,379
Deposit	-	500	500
Roboinvest- acquired technology	-	23,801	23,801
Intangibles - net	-	20,000	20,000
Deferred tax asset	-	23,617	23,617
Total assets	$ 592,107	$ 82,247	$ 674,354

	Aggregate Indebtedness	Non-Aggregate Indebtedness	Total
LIABILITIES			
Accrued expenses	$ 62,927	$ 5,927	$ 68,854
Total liabilities	$ 62,927	$ 5,927	68,854
EQUITY			
Common stock			72,561
Additional paid-in-capital			813,606
Retained earnings			(119,717)
Treasury stock			(160,950)
Total equity			605,500
Total liabilities and equity			$ 674,354

SCHEDULE OF HAIRCUTS:	Market Value of Securities	Haircut Percentage	Haircut
	$ 101,606	15%	$ 15,241
	-	40%	-
	69,781	100%	69,781
	246,644	2%	4,933
	2,863	100%	2,863
	$ 420,894		92,818
Total haircuts			$ 92,818

UNDUE CONCENTRATION:

There was no required charge to net capital due to undue concentrations.

REPORT REQUIRED BY SEC RULE 17 A-5

MM&CO.
MAGNUSON, McHUGH & COMPANY, P.A.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Stockholders
Pennaluna & Company
421 Sherman Ave., Suite 203
Coeur d'Alene, ID 83814

In planning and performing our audit of the financial statements and supplemental schedules of Pennaluna & Company (the "Company"), as of and for the year ended June 30, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

2100 NW Blvd., Suite 400, Coeur d'Alene, ID 83814 mmcocpa.com // p 208-765-9500 // f 208-667-9174

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15-c3-3 (CONCLUDED)

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2013 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Magnuson, McHugh & Company, P.A.

Magnuson, McHugh & Company, P.A.

August 23, 2013

2100 NW Blvd., Suite 400, Coeur d'Alene, ID 83814 mmcocpa.com // p 208-765-9500 // f 208-667-9174